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                              Filed by AmeriSource Health Corporation pursuant
                              to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                              Subject Company: AmeriSource-Bergen Corporation Commission File Number: 333-61440



Forward-Looking Statements
--------------------------

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information
----------------------

In connection with their proposed merger, AmeriSource-Bergen, together with AmeriSource and Bergen Brunswig, filed a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource-Bergen (as well as by AmeriSource and Bergen Brunswig) at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714)385-4000.

Participants in Solicitation
----------------------------

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

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                        ASSOCIATE QUESTIONS AND ANSWERS
                            JUNE 15, 2001 - UPDATE

1. How much advanced notice would an associate receive if their department or, more specifically, their job were to be phased out? Would it be the same as if a division were closing?

     There are certain federal and state law notice requirements for plant closings and certain types of downsizing. Typically, the law requires 60 days notice under those circumstances. If an individual position or department is eliminated due to the merger, and the notice of the downsizing is not otherwise governed by federal or state laws, we still expect to give the same 60 day notice.

2. If there are some departments with one supervisor and there is an identical department in Bergen with one supervisor, after the merger, will the department still have one supervisor or two?

     Unfortunately, we cannot answer this specific question at this time. The Steering Committee is working to analyze the capabilities of the two organizations in order to determine the best possible organizational structure. The best practices of each organization, as well as the anticipated future growth and staffing needs of the combined company, will be instrumental in this decision-making process. We expect that gaining efficiencies through certain departmental and division combinations will result in the reduction of current staffing levels. This kind of analysis takes time however, and it is premature to speculate on the ultimate outcome or where staffing reductions will occur. When the time comes for making these difficult decisions, management intends to carefully consider the needs of the affected associates and treat them fairly and with respect. We have a long way to go before this merger is completed and before any merger-related changes are made. Your human resources representative will communicate any planned changes as soon as legally and practically possible. Typically, the law requires 60 days notice under those circumstances. If an individual position or department is eliminated due to the merger, and the notice of the downsizing is not otherwise governed by federal or state laws, we still expect to give the same 60 day notice.

3. Even though the outside consultants will look at all the aspects of the two companies, will either company have an advantage when deciding which distribution centers will continue to operate as well as the locations of departments that exist in both AmeriSource's and Bergen's corporate offices?

     No decisions have been made as to which distribution centers will remain and the location of corporate departments. The integration process currently under way will play a major role in determining such decisions, and its recommendations will be based on efficiencies and economics. The Senior Management team of the new Company consists of both representatives from both AmeriSource and Bergen.

4. Can you state the type of questions asked by the federal inquiry? Are they the same questions asked of Bergen or are we treated separately?

     The Federal Trade Commission's second request is broad in nature and covers nearly all facets of the businesses of both companies.

5. Will AmeriSource continue to process Tuition Assistance requests for classes not scheduled until September 2001?

     Yes, Tuition assistance will continue to be offered in the new company. The current plans of both AmeriSource and Bergen provide tuition assistance up to a maximum of $3000.00 per year.

6. Will employees be given the opportunity to volunteer for layoff before the non-voluntary layoff process begins?

     No decision has been made as to the opportunity for associates to "volunteer" for layoff.

7. When the consultants interview all employees for positions in the new company, how hard do they need to sell themselves? Some employees may be more "modest" than others and think that selling themselves is a form of bragging. In which case, if the company, i.e., management, feels the employee has skills and a broad based knowledge of the applications used to run the business, how will the two sides, management versus employee, be weighed?

     AmeriSource and Bergen Brunswig have hired Deloitte Consulting to assist in the integration of the two companies. Deloitte consultants are working with teams of AmeriSource and Bergen associates to gather data about job functions and work processes at both companies. Interviews currently being conducted are solely for the purpose of gathering data and are not at all related to "job interviews." Senior management will make decisions as to positions in the new company. The Company is committed to making these decisions in a fair and impartial manner. Factors that will be considered in making staffing decisions include performance history, skill sets, experience, seniority and willingness to relocate if necessary. The timing of staffing decisions is dependent on the results of continued due diligence.

8. Assuming the merger goes through is there a date that we will know that our jobs are "safe"? Meaning is there a time frame for layoffs to take place and once we make it past that period we keep our position?

     No decisions have been made as to the timing of layoffs.

9. When the merger goes through will we have an option take what we have in our 401k and put it in personal IRA, and if we remain employed start a new plan with the new company?

     The merger itself will not trigger an event that would allow an IRA rollover. This will also be true after the merger, whether the money stays in the current 401k or moves to a successor 401k. If an associate leaves the Company, then the option of an IRA rollover becomes available.

10. When the merger is completed, does the accumulated sick pay get carried over to the new company?

     Yes, accumulated sick pay will carry over to the new company, i.e.; associates will not lose their sick hours. However, no decisions have been made as to the design of the new company's sick leave plan.

11. If I choose to retire when the merger takes place instead of going through another merger why wouldn't I get the severance package? I have known associates that have left the company and were given a severance package.

     No decision has been made as to the opportunity for associates to "volunteer" for layoff or an early retirement window.

12.  If I am over retirement age, do I still receive severance?

     If you are laid off, you will be eligible for severance, regardless of your age.

13.  If a person is 65, will they get paid off and have to retire?

     Layoff decisions will be made based on job function, not the age of the associate.

14. If we are laid off or retire from the company, can we still keep life insurance for self and spouse?

     Upon termination, associates are given the opportunity to convert their life insurance to a private policy. Information is available from your Human Resources Department.

15. If this merger were trying to create a bigger and better company, then why would they cut it down to 30 sites? It seems this would put significant strain on those locations because they would have to pick up the work- load of the sites that are closed. As a result, AmeriSource-Bergen would run the risk of losing existing customers and possibly finding it hard to bring on new ones. That doesn't sound like the BEST course of action.

     Thirty (30) sites is an estimate for consolidation. Any decision regarding where consolidation makes sense for the combined company is an ongoing process that will take time and input from a variety of sources, including associates, customers, suppliers, and others to determine the most efficient and high quality distribution network.

16.  What effect will the merger have on Autonomics?

     Both AmeriSource and Bergen have central pharmacy solutions about ready to enter the market. AmeriSource is focused on central processing and Bergen is focused on central fill. They are complementary programs and together they will provide more options for our customers.

17.  What departments are located at the Bergen Corporate Headquarters?

     The following departments are located at the Bergen Corporate Headquarters in Orange, CA: Marketing, Finance, Human Resources, Information Resources, Investor Relations, Legal, Internal Audit, Security, Retail Services, and Procurement.

18.  What is the dress code for Bergen?

     Bergen's corporate office has business casual dress on Monday through Friday. Generally distribution centers are casual dress.

19. When calculating the years of service will you go by calendar year or date of hire?

     Years of service are calculated from date of hire.

20. We are currently doing our budgets or getting ready to do them. Assuming that the merger is finalized, would we still work under "our" planned budget?

     AmeriSource and Bergen continue to operate as separate companies. As such, we must each plan for FY2002. Assuming the merger is completed as planned, the new company will operate with both plans until such time that functions and departments are consolidated.

21.  When will the merger be complete?

     The anticipated date for the completion of the merger continues to be mid-August.

22. If an associate is on worker's compensation leave and still on leave when the merger is complete, will he/she get a severance package?

     The answer to this question depends on the circumstances. However, if an associate is still considered an associate of AmeriSource while out on worker's comp leave, and his/her position is eliminated as a result of the merger, that associate would be eligible for the severance package.

23. I currently have an open Worker's Compensation for an injury that I received in another division. My question is, when the merger takes place, if the carrier for Worker's Compensation changes, what will that do to my continued services?

     If you have an open Worker's Compensation case when the merger takes place, you will continue to be covered by Worker's Compensation insurance.


                     THE FOLLOWING QUESTIONS RELATE TO THE
                  INTEGRATION PROCESS CURRENTLY UNDERWAY WITH
                             DELOITTE CONSULTING:


24.  In regards to the integration process, what does the term "Day One" mean?

     "Day One" is the first day of operating as a combined entity after the close of the merger.

25. What does "the operating model vision for the new company" mean? Has it been established?

     The operating model vision for the new company is a description of how the business will operate as a single company at a point in the future. The operating model vision is being developed through the work of the Integration Office and the project team members.

26.  What is a Volumetric?

     Volumetrics are the how much, how many, how often and what it costs to execute various work steps. Volumetrics are used to identify synergies, baseline current operations, establish efficiency standards and determine the cost of an operation or function at the task level.

27.  What is Process Mapping?

     Process Mapping provides a clear picture of the actions and steps necessary to fulfill/complete a business process, e.g., preparing an invoice for payment. With process maps, we can:

     -    quickly determine non-value adding work steps
     -    identify best practices that can be implemented in other functions
     -    build the roadmap for achieving the operating model vision.

Additional Information About The Merger
---------------------------------------

     In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000. AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.